SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

OPTIBASE LTD.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):____________

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release reporting Fourth Quarter and Year End 2002 Results

Signatures

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2003.	By:	OPTIBASE Limited ________________ Zvi Halperin, President

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz, Investor Relations Manager
CONTACT:	011-972-9-9709-255

KCSA	Jeff Corbin
CONTACTS:	(212) 896-1214
JCORBIN@KCSA.COM

FINAL FOR RELEASE

OPTIBASE, LTD. ANNOUNCES FOURTH QUARTER
AND YEAR-END 2002 RESULTS

Company announces first orders for MGW 5100;
Cash position increases in 2002

HERZLIYA, Israel, February 10, 2003 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital streaming solutions over broadband networks, today announced fourth quarter and year- end results for the period ending December 31, 2002.

        Revenues for the fourth quarter ended December 31, 2002 were $4.3 million, compared with $7.3 million for the same quarter a year ago, and compared with $4.1 million in the third quarter of 2002. Pro forma net loss for the fourth quarter, excluding the effects of various costs and charges* (“Cost and Charges”) were $(160,000), or $(0.01) per basic and fully diluted share, based on 12.3 million weighted average shares outstanding, compared with pro forma net loss of $(1.2) million or $(0.10) per basic and fully diluted share, based on 11.9 million weighted average shares outstanding for the same quarter in 2001. Sequentially, pro forma net loss, excluding the effects of the Costs and Charges, decreased approximately $795,000 from a net loss of $(955,000), or $(0.08) per basic and fully diluted share. This decrease resulted from a slight increase in revenues in addition to a significant increase in financial income of approximately $908,000, net.

        Actual net loss for the fourth quarter, including the effects of the Costs and Charges was $(885,000), or $(0.07) per basic and fully diluted share, compared with a net loss of $(1.2) million or $(0.10) per basic and fully diluted share for the same quarter in 2001, and a net loss of $(2.0) million or $(0.16) in the previous quarter.

        For the year ended December 31, 2002, revenues were $20.4 million, compared with $29.4 million for the 2001 year. Pro forma net loss, excluding the effects of the Costs and Charges was $(1.7) million, or $(0.14) per basic and fully diluted share, compared with pro forma net loss of $(6.9) million or $(0.58) per basic and fully diluted share, for the year ended December 31, 2001.

        Actual net loss for the year ended December 31, 2002, including the effects of the Costs and Charges was $(12.9) million, or $(1.06) per basic and fully diluted share, compared with a net loss of $(39.1) million or $(3.24) per basic and fully diluted share, for the year ended December 31, 2001.

        The Costs and Charges for the fourth quarter ended December 31, 2002 totaled approximately $725,000 of which approximately $291,000 were stock option charges, $498,000 inventory write-off, $(124,000) reserves and assets adjustment, net and $60,000 equity in loss of affiliate. During the fourth quarter, due to changes in the Company’s product lines, the Company had written-of inventory items totaling approximately $498,000. In addition, the Company had reviewed its short-term accrued expenses, liabilities and tax assets and wrote off invalid amounts totaling approximately $(124,000), net.

        Financial income in the fourth quarter was significantly higher than in the previous quarters, and totaled approximately 1.7 million. This income is due to the sale of corporate bonds and to interest the Company received on its investments.

        As of December 31, 2002, the Company had cash, cash equivalents and other financial investments of $45.3 million, compared with $45.1 million in December 2001, and stockholders’ equity of $49.5 million.

        Zvi Halperin, President and Chief Financial Officer, said, “This year has been quite challenging for Optibase, as the Company reorganized and refocused its operations. Our results this quarter are indicative of the reduced spending in general in the technology sector worldwide especially in our target markets. While operating in this difficult environment, we have been forced to take necessary action of cutting back on expenses, and at the same time focusing intensely on the growth of our core products. Alongside with our decision to cut back on expenses, we have managed to continue investing in the development and introduction of new products to the market and have met this goal with the recent launches of both MGW 2400 and MGW 5100, Windows Media and carrier grade streaming platforms.”

        “As a result of our commitment to our product lines, we are pleased to announce that we have received orders for multiple MGW 5100 units, from both the U.S and International markets. We expect to realize the remainder of the revenues from these orders – approximately $900,000 – during the first half of 2003. We believe that during the year 2003 we will see substantial deployments of video over IP services. We believe that our MGW 5100 platform will provide operators with the flexibility required to add video to their offerings at reduced capital and operating expenses.”

        He continued, “Conserving our cash resources has been and will continue to be a top priority. As a result, we remain financially sound with $45.3 million in cash equivalents and investments. In the fourth quarter, we decreased our pro-forma operating expenses by more than $1.1 million compared with the fourth quarter of 2001. Looking at 2003, while working to increase revenues, we expect to further reduce our annual operating expenses by at least one million dollars.

        He concluded, “Optibase continues to see the deployment of the MGW 2000 in the enterprise market. Most recently, the Rockford Public School district installed a district wide video streaming system based on Optibase’s MGW 2000 and additional similar projects are underway. Additionally, we have begun to see increased interest in VBox technology products and have successfully sold the VBox DTA cards to Nielsen Media Research. We continue to maintain our technological leadership and to expand our customer base into the video over IP market, which we believe, offers attractive opportunities for long-term growth.”

About Optibase

        Optibase, Ltd. (NASDAQ: OBAS) provides high-quality, cost-effective products that enable the preparation and delivery of MPEG-based digital media over broadband networks. Optibase has created a breadth of product offerings used in applications, such as: video-on-demand; real-time video streaming; digital video archiving; distance learning; and business television. Headquartered in Israel, Optibase operates through its wholly-owned subsidiary in San Jose, California and offices in Scandinavia, Austria, France, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

Conference Call: Optibase has scheduled a conference call for 10:00 a.m. EDT, February 11, 2003 to discuss the fourth quarter and year-end results. Interested parties may access the conference call live over the Internet at www.kcsa.com.

Note

*Costs and charges defined above include amortization and impairment of goodwill and other acquisition-related charges, stock option charges, inventory write-off, reserves and assets adjustment, other nonrecurring expenses, other than temporary impairment of financial instruments, equity in loss of affiliate and cumulative effect of changes in accounting principle

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC.

(Tables to Follow)

Optibase Ltd.
Pro Forma Condensed Consolidated Statement of Operations
For the Fourth Quarter and Year Ended December 31, 2002

(Excluding various costs and charges as described below)

	Year ended		Three months ended
	December 31 2002 $ Audited	December 31 2001 $ Audited	December 31 2002 $ Unaudited	December 31 2001 $ Unaudited

Revenues	20,424	29,432	4,306	7,272
Gross profit	11,251	15,634	2,290	3,895
Operating expenses:
Research and development, net	6,600	11,149	1,601	2,180
Selling, general and administrative, net	9,914	14,033	2,404	2,938
Total operating expenses	16,514	25,182	4,005	5,118
Operating (loss)	(5,263)	(9,548)	(1,715)	(1,223)
Other income (expenses)	(14)	4	-	-
Financial income (expenses), net	3,713	2,666	1,679	94
Net (loss) before tax	(1,564)	(6,878)	(36)	(1,129)
Provision for tax	124	67	124	67
Net (loss)	(1,688)	(6,945)	(160)	(1,196)
Net loss per share:

Cash LPS - basic and diluted	$(0.14)	$(0.58)	$(0.01)	$(0.10)

Number of shares used in computing
earnings per share (basic and diluted)	12,203	12,059	12,316	11,928

Amount in thousands, except per share data
The above pro forma amounts have been adjusted to exclude the following items:

Amortization and Impairment of goodwill and
other acquisition-related charges	994	26,088	-	(515)
Stock option charges	1,381	2,213	291	530
Inventory write-off	498	-	498	-
Reserves & assets adjustment, net	(124)	-	(124)	-
Reorganization and restructure expenses	7,296	2,064	-	-
Other than temporary impairment of
financial instruments	-	1,791	-	-
Equity in loss of affiliate	324	-	60	-
Cumulative effect of changes in accounting
principle	854	-	-	-

Net effect of pro forma adjustments	11,223	32,156	725	15

(Additional Tables to Follow)

OPTIBASE REPORTS/6

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Fourth Quarter and Year Ended December 31, 2002

	Year ended		Three months ended
	December 31 2002 $ Audited	December 31 2001 $ Audited	December 31 2002 $ Unaudited	December 31 2001 $ Unaudited

Revenues	20,424	29,432	4,306	7,272
Gross profit	10,158	14,416	1,793	3,597
Operating expenses:
Research and development, net	8,128	15,562	1,773	2,962
Selling, general and administrative, net	10,041	15,770	2,400	2,992
Reorganization and restructure expenses	7,296	22,997	-	(1,119)
Total operating expenses	25,465	54,329	4,173	4,835
Operating loss	(15,307)	(39,913)	(2,380)	(1,238)
Other (expenses) income	(14)	4	-	-
Financial income, net	3,713	875	1,679	94
Net (loss) before tax	(11,608)	(39,034)	(701)	(1,144)
Provision for tax	124	67	124	67
Equity in loss of affiliate	325	-	60	-
Net loss before cumulative effect of changes in
accounting principle	(12,057)	(39,101)	(885)	(1,211)
Cumulative effect of changes in accounting
principle	854	-	-	-
Net loss	(12,911)	(39,101)	(885)	(1,211)
Other comprehensive income
Unrealized holding gains (losses) on available
for sale securities	389	802	1,663	(30)
Total comprehensive income	(12,522)	(38,299)	778	(1,241)

Net loss per share:
Before cumulative effect of changes in
accounting principle - basic and diluted	$(0.99)	$(3.24)	$(0.07)	$(0.10)

Cumulative effect of changes in accounting
principle - basic and diluted	$(0.07)	$(0.00)	$(0.00)	$(0.00)

After cumulative effect of changes in
accounting principle - basic and diluted	$(1.06)	$(3.24)	$(0.07)	$(0.10)

Number of shares used in computing earning per
share (basic and diluted)	12,203	12,059	12,316	11,928

Amount in thousands, except per share data

OPTIBASE REPORTS/7

Optibase Ltd.
Condensed Consolidated Balance Sheets

	December 31 2002 $ Audited	December 31 2001 $ Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments	45,320	42,989
Trade receivables net of bad debts	2,650	4,710
Inventories	4,237	5,568
Other receivables and prepaid expenses	1,577	1,414
Total current assets	53,784	54,681
Long term investments in marketable securities
and bank deposits	-	2,107
Other long term investments	3,531	2,913
	3,531	5,020
Fixed assets, net	2,173	3,044
Other assets, net	220	8,792
Total assets	59,708	71,537

Liabilities and shareholders' equity
Current Liabilities:
Current Maturities	129	207
Trade payables	2,064	2,204
Accrued expenses and other liabilities	6,360	7,144
Total current liabilities	8,553	9,555
Accrued severance pay	1,646	1,590
Long-Term lease	14	133
Total shareholders' equity	49,495	60,259
Total liabilities and shareholders' equity	59,708	71,537

Amounts in thousands

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